Exhibit 99.1

FOR IMMEDIATE RELEASE

Wipro announces second quarter results, delivers growth of 4.1% QoQ

IT Services revenue for the quarter increased 4.1% and 12.9% YoY

Order bookings (Total Contract Value) grew by 23.8% YoY

Large deal bookings grew by 42% YoY in H1’23

IT Services Operating Margins at 15.1%

Free cash flow to Net Income at 166% for the quarter

NEW YORK | BANGALORE, India – Oct. 12, 2022: Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO), a leading technology services and consulting company, announced financial results under International Financial Reporting Standards (IFRS) for the quarter ended September 30, 2022.

Highlights of the Results

Results for the Quarter ended September 30, 2022:

•	Gross Revenue was ₹225.4 billion ($2.8 billion1), an increase of 14.6% YoY

•	IT Services Segment Revenue was at $2,797.7 million, an increase of 8.4% YoY

•	Non-GAAP[2] constant currency IT Services segment revenue increased by 4.1% QoQ and 12.9% YoY

•	IT Services Operating Margin[3] for the quarter was at 15.1%, an increase of 16 bps QoQ

•	Net Income for the quarter was ₹26.6 billion ($326.8 million1) and Earnings Per Share for the quarter was at ₹4.86 ($0.061)

•	Operating Cash Flows at 180.6% of Net Income for the quarter was at ₹48.0 billion ($590.0 million1), an increase of 101.0% YoY

•	Our closing employee count in IT Services increased to 259,179

•	Voluntary attrition[4] measured in trailing twelve months for the quarter was at 23.0%, a moderation of 30 bps from the previous quarter

•	Our top 5 clients grew 19% YoY and top 10 clients grew 17% YoY in constant currency terms

1.

For the convenience of the readers, the amounts in Indian Rupees in this release have been translated into United States Dollars at the certified foreign exchange rate of US$1 = ₹81.37, as published by the Federal Reserve Board of Governors on September 30, 2022. However, the realized exchange rate in our IT Services business segment for the quarter ended September 30, 2022 was US$1= ₹79.93

2.	Constant currency revenue for a period is the product of volumes in that period times the average actual exchange rate of the corresponding comparative period
3.	IT Services Operating Margin refers to Segment Results Total as reflected in IFRS financials
4.	Voluntary attrition is at IT Services excluding DOP measured in trailing twelve months for the quarter
5.	Large deal bookings constitute of deals greater than or equal to $30 million in Total contract value terms

Performance for the Quarter ended September 30, 2022

Thierry Delaporte, CEO and Managing Director, said, “Our strong performance in the quarter is further proof that our strategy is yielding the intended results. The solid growth in our bookings, large deal signings, and revenues underscore our improved market competitiveness and enhanced value proposition.

Our ongoing investments in high-growth strategic areas have allowed us to steadily increase our win rate and enhance the quality of our pipeline. As a result of these efforts and our sharp focus on operational excellence, we are now seeing an improvement in our margins.

We continue to invest in and upskill our talent to stay ahead of our clients’ evolving needs. In the second quarter, we promoted more than 10,000 colleagues and increased salaries across bands. We are pleased to report that we recorded a third consecutive quarter of moderation in attrition.

As the market conditions evolve, I believe our comprehensive portfolio of differentiated offerings position us extremely well to serve the changing needs of our clients and help them face the challenges of an uncertain macro environment with confidence.”

Jatin Dalal, Chief Financial Officer, said, “We achieved margins of 15.1% in Q2 after absorbing the impact of salary increases and promotions. Our margin improvement was led by better price realisations and strong operational improvements in automation-led productivity. Our Operating Cash Flows was robust and at 181% of our Net Income for the quarter.”

Outlook for the Quarter ending December 31, 2022

We expect Revenue from our IT Services business to be in the range of $2,811 million to $2,853 million*. This translates to a sequential growth of 0.5% to 2.0%.

*	Outlook is based on the following exchange rates: GBP/USD at 1.18, Euro/USD at 1.01, AUD/USD at 0.68, USD/INR at 79.47 and CAD/USD at 0.75

IT Services – Large deals

Wipro continued its momentum in winning large deals with our customers as described below:

•

A US-based technology company has selected Wipro as their preferred transformation partner for engineering services to modernize their advertising-technology suite of products as well as the underlying enterprise-wide infrastructure. Wipro will help the customer migrate their workloads to the cloud and provide these services from four global locations in an agile POD-based delivery model.

•

A global chemicals company has selected Wipro to deliver Service Desk, Field Services and Service Integration & Management for its employees across 63 countries. This strategic partnership will consolidate multiple vendors into one single provider and standardize processes to improve efficiency.

•

A large, US-based healthcare plan has selected Wipro as its strategic partner to help expand its self-funded small group business. Wipro will be using its proprietary healthcare payer digital platform for processing claims and providing member services, ensuring cost efficiencies.

•

A global technology company has selected Wipro for the consolidation and transformation of its quality engineering services for their flagship products. Wipro will accelerate the time-to-market and improve overall productivity and ensure the highest standards of excellence.

•

Wipro has signed a multi-year deal with a large Europe-based facilities management and professional services company. Wipro will help drive automation and digitalisation of business processes to create value for their business.

IT Services – Digital services deals

We continue to see increasing traction in digital oriented and other strategic deals as illustrated below:

•

Designit is supporting one of Europe’s largest home appliances manufacturers to define a brand neutral and sustainable design vision for laundry care. Designit will conceptualize and outline the innovative new machine architecture and sustainable product story, including design of the product, the experience, and relevant digital touchpoints. The visionary washing machine concept will act as a lighthouse and will be setting the direction for future sustainable products in this segment.

•

A US-based automotive component manufacturer has selected Wipro for the comprehensive development of next generation in-vehicle infotainment applications, cloud enablement, device testing and validation. Wipro will deploy a large team of engineers, in a Center of Excellence model, to significantly improve device and platform integration across multiple vehicle programs.

•

Wipro has been awarded a contract by a US-based water utilities company to modernize their customer care and billing platform. Through this program, Wipro FullStride Cloud Services will help the client improve its meter-to-cash and field services management capabilities in the cloud.

•

A global pharmaceutical and medical devices company has selected Wipro to automate their complaint management process leveraging Wipro Digital Operations Platform and Services. Wipro will help the client address complaints related to medical devices from patients, physicians and nurses in a timely manner and ensure compliance to regulatory requirements.

Analyst Recognition

•	Wipro was featured in HFS Top 10: Cybersecurity Service Providers, 2022

•	Wipro was positioned as a Leader in IDC MarketScape: Worldwide Managed Cloud Security Services in the Multicloud Era 2022 (Doc #US48761022 September 2022)

•	Wipro was recognized as a Leader in ISG Provider Lens™ Network Software Defined Solutions and Services 2022 – Malaysia & Singapore (all quadrants)

•	Wipro was named as a Leader in ISG Provider Lens™ Cybersecurity Solutions and Services 2022 – Technical Security Services & Managed Security Services – Singapore & Malaysia

•	Wipro was named as a Leader in Everest Group’s Digital Workplace Services PEAK Matrix® Assessment 2022 – North America and Europe

•	Wipro was named as a Leader in Everest Group’s Digital Twin Services, Industry 4.0 Services and Data and Analytics (D&A) Services PEAK Matrix® Assessment 2022

•	Wipro was recognized as a Leader in Everest Group’s SI Capabilities on AWS and Microsoft Azure PEAK Matrix® Assessment 2022

•	Wipro was rated as a Leader in Everest Group’s Life Sciences Digital and Financial Crime & Compliance (FCC) Operations Services PEAK Matrix® Assessment 2022

•	Wipro was recognized as a Leader in Everest Group’s IT Security Services PEAK Matrix® Assessment 2022 – North America and Europe

•	Wipro was rated as a Leader in Avasant Life Sciences Digital Services 2022-2023 RadarView™

•	Wipro was featured in HFS Top 10: HCP Service Providers, 2022

IT Products

•	IT Products segment revenue for the quarter was ₹1.2 billion ($15.3 million1)

•	IT Products segment results for the quarter was a loss of ₹0.10 billion ($1.27 million1)

India business from State Run Enterprises (ISRE)

•	India SRE segment revenue for the quarter was ₹1.6 billion ($19.4 million1)

•	India SRE segment results for the quarter was a profit of ₹0.15 billion ($1.79 million1)

Please refer to the table on page 11 for reconciliation between IFRS IT Services Revenue and IT Services Revenue on a non-GAAP constant currency basis.

About Non-GAAP Financial Measures

This press release contains non-GAAP financial measures within the meaning of Regulation G and Item 10(e) of Regulation S-K. Such non-GAAP financial measures are measures of our historical or future performance, financial position or cash flows that are adjusted to exclude or include amounts that are excluded or included, as the case may be, from the most directly comparable financial measure calculated and presented in accordance with IFRS.

The table on page 11 provides IT Services Revenue on a constant currency basis, which is a non-GAAP financial measure that is calculated by translating IT Services Revenue from the current reporting period into U.S. dollars based on the currency conversion rate in effect for the prior reporting period. We refer to growth rates in constant currency so that business results may be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons of our business performance. Further, in the normal course of business, we may divest a portion of our business which may not be strategic. We refer to the growth rates in both reported and constant currency adjusting for such divestments in order to represent the comparable growth rates.

This non-GAAP financial measure is not based on any comprehensive set of accounting rules or principles and should not be considered a substitute for, or superior to, the most directly comparable financial measure calculated in accordance with IFRS and may be different from non-GAAP measures used by other companies. In addition to this non-GAAP measure, the financial statements prepared in accordance with IFRS and the reconciliation of these non-GAAP financial measures with the most directly comparable IFRS financial measure should be carefully evaluated.

Results for the Quarter ended September 30, 2022, prepared under IFRS, along with individual business segment reports, are available in the Investors section of our website www.wipro.com

Quarterly Conference Call

We will hold an earnings conference call today at 07:30 p.m. Indian Standard Time (10:00 a.m. U.S. Eastern Time) to discuss our performance for the quarter. The audio from the conference call will be available online through a web-cast and can be accessed at the following link- https://links.ccwebcast.com/?EventId=WIP121022

An audio recording of the management discussions and the question-and-answer session will be available online and will be accessible in the Investor Relations section of our website at www.wipro.com

About Wipro Limited

Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO) is a leading technology services and consulting company focused on building innovative solutions that address clients’ most complex digital transformation needs. Leveraging our holistic portfolio of capabilities in consulting, design, engineering, and operations, we help clients realize their boldest ambitions and build future-ready, sustainable businesses. With over 250,000 employees and business partners across 66 countries, we deliver on the promise of helping our customers, colleagues, and communities thrive in an ever-changing world. For additional information, visit us at www.wipro.com

Contact for Investor Relations		Contact for Media & Press
Aparna Iyer	Abhishek Kumar Jain	Purnima Burman
Phone: +91-80-6142 7139	Phone: +91-80-6142 6143	Phone: +91-80-6142 6450
iyer.aparna@wipro.com	abhishekkumar.jain@wipro.com	purnima.burman@wipro.com

Forward-Looking Statements

The forward-looking statements contained herein represent Wipro’s beliefs regarding future events, many of which are by their nature, inherently uncertain and outside Wipro’s control. Such statements include, but are not limited to, statements regarding Wipro’s growth prospects, its future financial operating results, and its plans, expectations and intentions. Wipro cautions readers that the forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from the results anticipated by such statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, complete proposed corporate actions, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our business and industry.

Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission, including, but not limited to, Annual Reports on Form 20-F. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.

# # #

(Tables to follow)

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(₹ in millions, except share and per share data, unless otherwise stated)

	As at March 31, 2022	As at September 30, 2022
ASSETS
Goodwill	246,989	302,608	3,719
Intangible assets	43,555	48,307	594
Property, plant and equipment	90,898	91,253	1,121
Right-of-Use assets	18,870	19,308	237
Financial assets
Derivative assets	6	125	2
Investments	19,109	21,266	261
Trade receivables	4,765	4,492	55
Other financial assets	6,084	6,080	75
Investments accounted for using the equity method	774	742	9
Deferred tax assets	2,298	3,984	49
Non-current tax assets	10,256	10,234	126
Other non-current assets	14,826	14,872	183

Total non-current assets	458,430	523,271	6,431

Inventories	1,334	2,006	25
Financial assets
Derivative assets	3,032	5,652	69
Investments	241,655	274,341	3,372
Cash and cash equivalents	103,836	73,023	897
Trade receivables	115,219	125,240	1,540
Unbilled receivables	60,809	62,526	768
Other financial assets	42,914	10,882	134
Contract assets	20,647	25,203	310
Current tax assets	2,373	4,458	55
Other current assets	28,933	35,268	433

Total current assets	620,752	618,599	7,603

TOTAL ASSETS	1,079,182	1,141,870	14,034

EQUITY
Share capital	10,964	10,971	135
Share premium	1,566	2,667	33
Retained earnings	551,252	603,002	7,411
Share-based payment reserve	5,258	5,819	72
Special Economic Zone re-investment reserve	47,061	48,404	595
Other components of equity	42,057	46,694	574

Equity attributable to the equity holders of the Company	658,158	717,557	8,820
Non-controlling interests	515	328	4

TOTAL EQUITY	658,673	717,885	8,824

LIABILITIES
Financial liabilities
Loans and borrowings	56,463	60,656	745
Lease liabilities	15,177	15,465	190
Derivative liabilities	48	154	2
Other financial liabilities	2,961	2,946	36
Deferred tax liabilities	12,141	13,388	165
Non-current tax liabilities	17,818	16,461	202
Other non-current liabilities	7,571	8,529	105
Provisions	1	^	^

Total non-current liabilities	112,180	117,599	1,445

Financial liabilities
Loans, borrowings and bank overdrafts	95,233	109,834	1,350
Lease liabilities	9,056	8,633	106
Derivative liabilities	585	7,306	90
Trade payables and accrued expenses	99,034	90,984	1,117
Other financial liabilities	33,110	5,823	72
Contract liabilities	27,915	25,967	319
Current tax liabilities	13,231	22,034	271
Other current liabilities	27,394	33,244	409
Provisions	2,771	2,561	31

Total current liabilities	308,329	306,386	3,765

TOTAL LIABILITIES	420,509	423,985	5,210

TOTAL EQUITY AND LIABILITIES	1,079,182	1,141,870	14,034

^	Value is less than 1

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF INCOME

(₹ in millions, except share and per share data, unless otherwise stated)

	Three months ended September 30,			Six months ended September 30,
	2021	2022	2022	2021	2022	2022
			Convenience translation into US dollar in millions Refer footnote in page 1			Convenience translation into US dollar in millions Refer footnote in page 1
Revenues	196,674	225,397	2,770	379,198	440,683	5,416
Cost of revenues	(137,562)	(163,835)	(2,013)	(265,129)	(319,435)	(3,926)

Gross profit	59,112	61,562	757	114,069	121,248	1,490
Selling and marketing expenses	(13,852)	(15,140)	(186)	(26,869)	(30,499)	(375)
General and administrative expenses	(11,288)	(14,976)	(184)	(21,818)	(28,447)	(350)
Foreign exchange gains/(losses), net	933	1,057	13	2,093	2,091	26
Other operating income	15	—	—	2,165	—	—

Results from operating activities	34,920	32,503	400	69,640	64,393	791
Finance expenses	(1,459)	(2,270)	(28)	(2,205)	(4,315)	(53)
Finance and other income	4,114	4,040	50	8,733	7,730	95
Share of net profit/ (loss) of associates accounted for using the equity method	(10)	(72)	(1)	(3)	(87)	(1)

Profit before tax	37,565	34,201	421	76,165	67,721	832
Income tax expense	(8,259)	(7,710)	(95)	(14,484)	(15,641)	(192)

Profit for the period	29,306	26,491	326	61,681	52,080	640

Profit attributable to:
Equity holders of the Company	29,307	26,590	327	61,628	52,226	642
Non-controlling interests	(1)	(99)	(1)	53	(146)	(2)

Profit for the period	29,306	26,491	326	61,681	52,080	640

Earnings per equity share:
Attributable to equity holders of the Company
Basic	5.36	4.86	0.06	11.28	9.55	0.12
Diluted	5.35	4.85	0.06	11.25	9.52	0.12
Weighted average number of equity shares used in computing earnings per equity share
Basic	5,464,831,135	5,476,167,685	5,476,167,685	5,464,021,919	5,473,962,200	5,473,962,200
Diluted	5,480,490,360	5,484,785,054	5,484,785,054	5,478,297,758	5,486,081,940	5,486,081,940

^	Value is less than 1

Additional Information:

Particulars	Three months ended			Six months ended		Year ended
	September 30, 2022	June 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021	March 31, 2022
	Audited	Audited	Audited	Audited	Audited	Audited
Revenue
IT Services
Americas 1	65,350	61,702	53,205	127,052	102,888	217,874
Americas 2	70,030	66,613	59,260	136,643	114,365	239,404
Europe	62,684	60,276	58,619	122,960	113,080	233,443
APMEA	25,565	24,257	22,715	49,822	43,947	91,103

Total of IT Services	223,629	212,848	193,799	436,477	374,280	781,824
IT Products	1,249	1,946	1,894	3,195	3,205	6,173
ISRE	1,576	1,526	1,867	3,102	3,804	7,295
Reconciling Items	—	—	47	—	2	(3)

Total Revenue	226,454	216,320	197,607	442,774	381,291	795,289

Other operating income
IT Services	—	—	15	—	2,165	2,186

Total Other operating income	—	—	15	—	2,165	2,186

Segment Result
IT Services
Americas 1	12,358	11,030	10,521	23,388	19,900	42,820
Americas 2	14,219	12,454	11,819	26,673	23,169	47,376
Europe	7,875	7,374	9,186	15,249	17,511	35,739
APMEA	2,194	1,604	3,028	3,798	6,094	10,523
Unallocated	(2,845)	(630)	(156)	(3,475)	(100)	434
Other operating income	—	—	15	—	2,165	2,186

Total of IT Services	33,801	31,832	34,413	65,633	68,739	139,078

IT Products	(103)	(55)	94	(158)	41	115
ISRE	146	173	393	319	868	1,173
Reconciling Items	(1,341)	(60)	20	(1,401)	(8)	(80)

Total Segment result	32,503	31,890	34,920	64,393	69,640	140,286
Finance expenses	(2,270)	(2,045)	(1,459)	(4,315)	(2,205)	(5,325)
Finance and Other Income	4,040	3,690	4,114	7,730	8,733	16,257
Share of net profit/ (loss) of associates accounted for using the equity method	(72)	(15)	(10)	(87)	(3)	57

Profit before tax	34,201	33,520	37,565	67,721	76,165	151,275

The Company is organized into the following operating segments: IT Services, IT Products and India State Run Enterprise segment (ISRE).

IT Services: As announced on November 12, 2020, effective January 1, 2021, the Company re-organized IT Services segment.to four Strategic Market Units (“SMUs”) – Americas 1, Americas 2, Europe and Asia Pacific Middle East Africa (“APMEA”).

Americas 1 and Americas 2 are primarily organized by industry sector, while Europe and APMEA are organized by countries.

Americas 1 includes Healthcare and Medical Devices, Consumer Goods and Lifesciences, Retail, Transportation and Services, Communications, Media and Information services, Technology Products and Platforms, in the United States of America and entire business of Latin America (“LATAM”). Americas 2 includes Banking, Financial Services and Insurance, Manufacturing, Hi-tech, Energy and Utilities industry sectors in the United States of America and entire business of Canada. Europe consists of United Kingdom and Ireland, Switzerland, Germany, Benelux, Nordics and Southern Europe. APMEA consists of Australia and New Zealand, India, Middle East, South East Asia, Japan and Africa.

IT Products: The Company is a value-added reseller of desktops, servers, notebooks, storage products, networking solutions and packaged software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to the above items is reported as revenue from the sale of IT Products.

India State Run Enterprise segment (ISRE): This segment consists of IT Services offerings to entities/ departments owned or controlled by the Government of India and/ or any State Governments.

Reconciliation of selected GAAP measures to Non-GAAP measures

Reconciliation of Non-GAAP Constant Currency IT Services Revenue to IT Services Revenue as per IFRS ($Mn)

Three Months ended September 30, 2022

IT Services Revenue as per IFRS	$2,797.7
Effect of Foreign currency exchange movement	$50.5

Non-GAAP Constant Currency IT Services Revenue based on previous quarter exchange rates	$2,848.2

Three Months ended September 30, 2022

IT Services Revenue as per IFRS	$2,797.7
Effect of Foreign currency exchange movement	$114.6

Non-GAAP Constant Currency IT Services Revenue based on exchange rates of comparable period in previous year	$2,912.3

Reconciliation of Free Cash Flow for three months six months ended September 30, 2022

	Amount in INR Mn
	Three months ended September 30, 2022	Six months ended September 30, 2022
Net Income for the period [A]	26,590	52,226
Computation of Free Cash Flow
Net cash generated from operating activities	48,009	49,793
Add/ (deduct) cash inflow/ (outflow)on:
Purchase of property, plant and equipment	(3,875)	(8,737)
Proceeds from sale of property, plant and equipment	14	181

Free Cash Flow [B]	44,148	41,237

Free Cash Flow as percentage of Net Income [B/A]	166.0%	79.0%